FOR IMMEDIATE RELEASE               CONTACT: Wendy Hagan
January 23, 2000                             Halliburton Co.- Houston
                                             (713) 676-5619
                                             wendy.hagan@halliburton.com

                                             Cindy Viktorin
                                             Halliburton Co. - Houston
                                             (713) 676-7125
                                             cindy.viktorin@halliburton.com


                     KELLOGG BROWN & ROOT TEAM WILL EXECUTE
                   MAJOR EXPANSION OF LNG FACILITY IN MALAYSIA

            Facility will be largest single LNG complex in the world,
             producing approximately 23 million metric tons per year


DALLAS, Texas - A Kellogg Brown & Root consortium has been awarded a U.S. $1.5 billion, lump sum contract by Malaysia LNG TIGA Sdn. Bhd. to execute a major expansion of the liquefied natural gas (LNG) complex in Bintulu, Sarawak. When complete, the Malaysian complex will be the largest LNG facility in the world.
         The consortium includes Kellogg Brown & Root and JGC Corporation, together with Sime Engineering Sdn. Bhd. of Malaysia, Kellogg (Malaysia) Sdn. Bhd. and JGC (Malaysia) Sdn. Bhd.
         The scope of work for MLNG Tiga includes design, procurement, construction, and commissioning of two LNG trains and offsite facilities to be added to the existing six-train facility. MLNG Tiga will have a production capacity of up to 3.8 million metric tons per train per year. Feedstock for the trains, which liquefy natural gas for storage, is the natural gas from reserves some 100 km off Bintulu. The LNG will be shipped via supertankers to existing and new LNG buyers, where it will be regasified and piped to customers.

                                     -more-

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MALAYSIA\2
         MLNG Tiga is the second major expansion of the MLNG complex. It will be constructed adjacent to the original three-train MLNG plant, completed in 1983, and the three-train MLNG Dua plant, completed in 1995, by a M.W. Kellogg (now Kellogg Brown & Root)/ JGC consortium. The combined capacity of the MLNG and MLNG Dua facilities is 15.8 million metric tons per year. Completion of MLNG Tiga will rank the LNG facility as the world's largest single LNG complex, with a total production capacity of 23 million metric tons per year.
         The first train is scheduled for completion during the fourth quarter of 2002, and the second train is scheduled for completion during the third quarter of 2003. Engineering and procurement for the project will be executed from joint venture offices in Yokohama and Kuala Lumpur.
         Safety, quality and maximizing Malaysian participation have been identified as critical success factors. Malaysian resources and products are expected to account for at least 30 percent of the project.
         In each phase, this LNG complex has incorporated state-of-the-art technologies, featuring air-cooling throughout the facilities, employment of very large gas turbines, and a high-efficiency design that maximizes the utilization of the turbine's power.
         "We are proud to continue our work with Petronas and its partners in building the world's largest LNG facility," said Dave Lesar, president of Halliburton Co.
         "This win extends our track record in the LNG market and demonstrates our ability to team with our partners in bringing world class engineering, construction, and project execution skills to complex projects," said Jack Stanley, president, Kellogg Brown & Root. "Our client's satisfaction with our original performance in building the MLNG complex, coupled with our technical capability, helped us win this major expansion contract."

                                     -more-

                                Page 6 of 7 Pages
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

MALAYSIA\3
         Malaysia LNG Tiga is a joint venture of Petroliam Nasional Bhd (Petronas), Shell Gas B.V., Nippon Oil LNG (Netherlands) B.V., Occidental LNG (Malaysia) Ltd and Sarawak State of Malaysia.
         Earlier this year Kellogg Brown & Root and JGC also were awarded a contract to engineer and manage the revamp work of both the MLNG and MLNG Dua plants and rejuvenation of the MLNG plant. The rejuvenation work will extend the MLNG plant operational life span by about 20 years, while the revamp of the plant will provide added flexibility with regard to feedgas composition. The project is expected to take 5-6 years to complete.
         Kellogg Brown & Root is a recognized industry leader in the LNG business, having built, either alone or in joint ventures, the majority of the world's LNG complexes. In 1999 Kellogg Brown & Root began a major expansion of Nigeria LNG's complex at Bonny Island, Rivers State, Nigeria, and completed revamp work for nine LNG trains for Sonatrach in Algeria at their Skikda and Arzew facilities.
         Headquartered in Houston, Kellogg Brown & Root is an international, technology-based engineering and construction company providing a full spectrum of industry-leading services to the hydrocarbon, chemical, energy, forest products, manufacturing, and mining and minerals industries.
         Halliburton Company is the world's leading diversified energy services, engineering, construction, maintenance and energy equipment company. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services. In 1998, Halliburton's consolidated revenues were $17.4 billion and it conducted business with a workforce of approximately 100,000 in more than 120 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.

Editor's note: Photos of current MLNG facility are available from Wendy Hagan, Halliburton Company, at 713-676-5619, or Cindy Viktorin, Halliburton Company, at 713-676-7125.
                                       ###

                                Page 7 of 7 Pages
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